January 27, 2006

Mail Stop 4561

By mail and facsimile to 44-20-7992-4872

Mr. Douglas J. Flint
Group Finance Director
HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom

Re:	HSBC Holdings plc
	Form 20-F filed March 4, 2005
      File No. 1-14930

Dear Mr. Flint:

      We have reviewed your response letter dated December 22, 2005, and have the following comment. Please respond to this comment within 10 business days or tell us when you will provide us with a response.


*    *    *    *    *    *    *

Form 20-F filed March 4, 2005
Consolidated Financial Statements
Note 49 - Differences between UK GAAP and US GAAP, page 322

1. We note your response to our prior comment 2. For your hedges of fixed rate certificate of deposits where you use the shortcut method to assess hedge effectiveness, please tell us whether any of these deposits were brokered deposits obtained from independent parties or your affiliates. Please tell us whether the swap counterparty paid any upfront fees on your behalf for the brokered certificates of deposit. If the swap counterparty did pay an upfront brokerage fee on your behalf, please tell us how you considered these fees in your determination that the fair value of the interest rate swap at the inception of the hedging relationship was zero.


*    *    *    *    *    *    *


      Please furnish a response letter that keys your responses to our comment. Detailed letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

      You may contact Lisa Haynes, Staff Accountant at (202) 551-
3424
or me at (202) 551-3492 if you have questions.


								Sincerely,



	                         					John P.
Nolan
                         						Accounting
Branch Chief
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Douglas J. Flint
HSBC Holdings plc
January 27, 2006
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